Exhibit 99.10

Electra Meccanica Unveils New Logo

VANCOUVER, Feb. 22, 2018 /CNW/ - Canadian auto manufacturer Electra Meccanica (OTCQB: ECCTF) revealed an updated corporate logo today that depicts an evolutionary design paying homage to the company's historic beginnings as Intermeccanica. Electra Meccanica was born out of Intermeccanica - a company with a rich heritage - that has been building vehicles for more than 50 years in Europe, the United States and Canada. Intermeccanica initially featured a bull on its own logo1, and this new design is an evolution of that historic symbol. The company history and the original logo are detailed in the book, Intermeccanica: The Story of the Prancing Bull, by Andrew McCredie. Condensing the name to read "Meccanica" was another creative touch used to simplify the name while still communicating the core portion of both companies.

"Our vehicles are purpose-built and expressive so we felt that our logo should communicate this same spirit of adventure in a uniform and direct way to our potential customers," said Henry Reisner, the son of Intermeccanica's founder, Frank Reisner, and now COO of Electra Meccanica. "Ferrari has the 'Prancing Horse', Peugeot has the bold lion and we have the 'Prancing Bull."

The new logo will debut on the production SOLO and on all subsequent vehicles including the recently announced Tofino EV roadster. Electra Meccanica's SOLO is an all-electric, single-passenger, commuter vehicle launched by the company last September. With a 100-mile range, the SOLO is designed to get owners to and from work and around town as needed at minimal expense. The Tofino will be the world's newest open-air, all-electric roadster when it is revealed later this year. Online deposits can be made for both vehicles on the company's website, EMVauto.com.